May 9, 2008

Chuck Shillings
President and Chief Executive Officer
Strasbaugh
825 Buckley Road
San Luis Obispo, California 93401

>   **Re: Strasbaugh**
>   **Registration Statement on Form S-1**
>   **Amended March 25, 2008**
>   **File No. 333-144787**

Dear Mr. Shillings:

We have reviewed your response letter dated April 24, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Because certain action taken by our prior board..., page 12

1.   We note that your response to the first bullet point on prior comment 2 is based on the belief of "the Company." Please ask your counsel to provide us its opinion regarding the issue raised. Also clarify what the legal status of the shares and rights of shareholders would be if authorities subsequently conclude that the dividend was a distribution of assets pursuant to the election.

2.   We note your response to the second bullet point of prior comment 2. To fully explain the history and circumstances related to this risk, please directly disclose the issues created by the press release, including the tax implications. Please present the issues as separate risk factors as appropriate.

Plan of Distribution, page 86

3. Please expand your response to prior comment 3 to provide your analysis supporting your conclusion that the warrants are not and will not be eligible to sold in reliance on rule 144.

4. We note your response to the second bullet point of prior comment 3; however, response six of your letter dated March 24, 2008 states that your warrants contain a provision that allows the legend to be removed "pursuant to an effective registration statement." Therefore, we reissue the comment.

Index to Financial Statements, page F-1

5. We will review your response to prior comment 4 when you file your revised registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Tara Harkins at (202) 551-3639 or in her absence, Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

       Sincerely,

       Russell Mancuso
       Branch Chief

cc: Larry Cerutti, Esq.
       Rushika Kumararatne, Esq.